Wing It!

Profit and Loss

January - December 2020

	TOTAL
Income	
Donation	6,864.76
Sales	99,663.97
Square Gift Card	-20.49
Square Tips	197.55
Total Income	**$106,705.79**
Cost of Goods Sold	
Cost of Goods Sold	70,273.37
Total Cost of Goods Sold	**$70,273.37**
GROSS PROFIT	**$36,432.42**
Expenses	
Advertising & Marketing	2,844.74
Bank Charges & Fees	352.17
Car & Truck	1,550.61
Contractors	2,873.53
Insurance	1,649.80
Job Supplies	106.50
Legal & Professional Services	370.00
Meals & Entertainment	14.00
Office Supplies & Software	3,458.96
Payroll Taxes	8,019.78
Rent & Lease	12,600.00
Repairs & Maintenance	2,069.51
Salaries and Wages	15,024.49
Square Fees	539.69
Taxes & Licenses	7,877.75
Utilities	23,841.56
Total Expenses	**$83,193.09**
NET OPERATING INCOME	**$ -46,760.67**
NET INCOME	**$ -46,760.67**